PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 57 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                             March 7, 1996
                                                                Rule 424(b)(3)
                                  $80,000,000
                           Morgan Stanley Group Inc.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes

                   2% EXCHANGEABLE NOTES DUE MARCH 29, 2002

                  Exchangeable For Shares of Common Stock of
                               JOHNSON & JOHNSON

The 2% Exchangeable Notes due March 29, 2002, (the "Notes") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Group Inc. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes - Fixed Rate Notes." The Notes will bear interest at the rate of 2% per annum payable semi-annually on March 30 and September 30 of each year (each an "Interest Payment Date") commencing September 30, 1996.
The Notes are issued in minimum denominations of $1,000 per Note and will mature on March 29, 2002.

On any Exchange Date (as defined herein), the holder of a Note will have the right (the "Exchange Right"), subject to a prior call of the Notes for cash by the Company (as described in the immediately succeeding paragraph) and upon completion by the holder and delivery to the Company and the Calculation Agent of an Official Notice of Exchange prior to 11:00 a.m. New York City time on such date, to exchange each $1,000 principal amount of such Note for 8.7308 shares (the "Exchange Ratio") of the common stock, par value $1.00 per share ("Johnson & Johnson Stock"), of Johnson & Johnson, subject to the Company's right to pay cash in an amount equal to the Exchange Ratio times the Market Price (as defined herein) of Johnson & Johnson Stock on the Exchange Date in lieu of such shares. The Exchange Ratio will be adjusted for certain corporate events. See "Adjustments to Exchange Ratio" in this Pricing
Supplement.   An Exchange Date will be any NYSE Trading Day (as defined
herein) that falls during the period beginning March 14, 1997 and ending on the day prior to the earliest of the Maturity Date, the Call Date (as defined below) and, in the event of a call for cash as described under "Company Exchange Right" herein, the Company Notice Date (as defined herein).

On or after November 1, 1998, the Company may call the Notes, in whole but not in part, for mandatory exchange into Johnson & Johnson Stock at the Exchange Ratio; provided that between November 1, 1998 and on or before September 15, 1999, the Company may call the Notes only if Parity (as defined herein) as determined on the NYSE Trading Day immediately prior to the Company Notice Date is greater than $1,400; and provided further that after September 15, 1999, if Parity as determined on the NYSE Trading Day immediately prior to the Company Notice Date is less than the Call Price (as defined herein) for such Company Notice Date, the Company will pay such Call Price in cash on the date (the "Call Date") not less than 30 nor more than 60 days after the Company Notice Date, as specified by the Company. If the Notes are so called for mandatory exchange, the Johnson & Johnson Stock or cash to be delivered to holders of Notes will be delivered on the Call Date.

Johnson & Johnson is neither affiliated with the Company nor involved in this offering of the Notes. The Market Price of the Johnson & Johnson Stock on the date of this Pricing Supplement was $98.00 (the "Initial Market Price"). See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for Johnson & Johnson Stock.

The Company will cause Parity and any adjustments to the Exchange Ratio to be determined by the Calculation Agent for Chemical Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 and PS-6 herein.

Application will be made to list the Notes on the New York Stock Exchange ("NYSE"). It is not possible to predict whether the Notes will trade in the secondary market or if such market will be liquid or illiquid.


                        PRICE 100% AND ACCRUED INTEREST

                         Price to Public (1)      Agent's Commissions (2)      Proceeds to Company (1)
                        ---------------------    -------------------------    -------------------------
Per Note............            100%                       0.25%                       99.75%
Total...............         $80,000,000                 $200,000                    $79,800,000

_______________

(1) Plus accrued interest, if any, from March 14, 1996
(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                           MORGAN STANLEY & CO.
                               Incorporated



                     (This page intentionally left blank)




Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount:..............  $80,000,000

Maturity Date:.................  March 29, 2002

Interest Rate:.................  2.0% per annum

Interest Payment Dates.........  March 30 and September 30, beginning
                                 September 30, 1996

Specified Currency:............  U.S. Dollars

Issue Price:...................  100%

Issue Date (Settlement Date):..  March 14, 1996

Book Entry Note or Certificated
  Note:........................  Book Entry, DTC

Senior Note or Subordinated
  Note:........................  Senior

Minimum Denominations:.........  $1,000

Trustee:.......................  Chemical Bank

Exchange Right:................  On any Exchange Date, subject to a prior call of the Notes for cash by the Company as described under "Company Exchange Right" below, the holders of Notes will be entitled upon (i) completion by the holder and delivery to the Company and the Calculation Agent of an Official Notice of Exchange (in the form of Annex A attached hereto) prior to 11:00 a.m. New York City time on such date and (ii) delivery on such date of such Notes to the Trustee, to exchange each $1,000 principal amount of Notes for 8.7308 shares (the "Exchange Ratio") of Johnson & Johnson Stock, subject to adjustment as described under "Adjustments to the Exchange Ratio" below. Upon any such exchange, the Company may, at its sole option, deliver such shares of Johnson & Johnson Stock or pay an amount in cash equal to the Exchange Ratio times the Market Price of Johnson & Johnson Stock on the Exchange Date, as determined by the Calculation Agent, in lieu of such shares. Such delivery or payment will be made 3 Business Days after any Exchange Date, subject to delivery of such Notes to the Trustee on the Exchange Date. Upon any exercise of the Exchange Right, holders of such exchanged Notes shall not be entitled to receive accrued but unpaid interest thereon. If any Notes are exchanged after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so exchanged.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, deliver such shares of Johnson & Johnson Stock or cash to the Trustee for delivery to the holders.

No Fractional Shares...........  If upon any exchange of the Notes the Company chooses to deliver shares of Johnson &
                                 Johnson Stock, the Company will pay cash in lieu of delivering fractional shares of Johnson & Johnson Stock in an amount equal to the corresponding fractional Market Price of Johnson & Johnson Stock as determined by the Calculation Agent on such Exchange Date.

Exchange Ratio.................  8.7308, subject to adjustment for certain corporate events.  See "Adjustments to
                                 Exchange Ratio" below.

Exchange Date..................  Any NYSE Trading Day that falls during the period beginning March 14, 1997 and ending on the day prior to the earliest of (i) the Maturity Date, (ii) the Call Date and (iii) in the event of a call for cash as described under "Company Exchange Right" below, the Company Notice Date.

Company Exchange Right.........  On or after November 1, 1998, the Company may call the Notes, in whole but not in part, for mandatory exchange into Johnson & Johnson Stock at the Exchange Ratio; provided that between November 1, 1998 and on or before September 15, 1999, the Company may only call the Notes if Parity on the NYSE Trading Day immediately preceding the Company Notice Date is greater than $1,400; and provided further that after September 15, 1999, if Parity as determined on the NYSE Trading Day immediately prior to the Company Notice Date is less than the Call Price for such Company Notice Date, the Company will pay such Call Price plus any accrued and unpaid interest to, but not including the Call Date, in cash on the Call Date. If the Notes are so called for mandatory exchange by the Company, then, unless a holder subsequently exercises the Exchange Right (the exercise of which will not be available to the holder following a call for cash in an amount equal to the Call Price), the Johnson & Johnson Stock or cash to be delivered to holders of Notes will be delivered on the Call Date fixed by the Company and set forth in its notice of mandatory exchange, upon delivery of such
                                 Notes to the Trustee.   The Company shall, or
                                 shall cause the Calculation Agent to, deliver such shares of Johnson & Johnson Stock or cash to the Trustee for delivery to the holders.

                                 On or after the Company Notice Date (other than with respect to a call of the Notes for cash by the Company) holders of the Notes will continue to be entitled to exercise the Exchange Right and receive any amounts described under "Exchange Right" above.

Company Notice Date............  Any NYSE Trading Day on or after October 1,
                                 1998 on which the Company issues its notice of mandatory exchange.

Parity:........................  With respect to any NYSE Trading Day, an amount equal to the Exchange Ratio times the Market Price (as defined below) of Johnson & Johnson Stock on such NYSE Trading Day.

Call Price.....................  100% of principal amount.

Market Price:..................  If Johnson & Johnson Stock is listed on a national securities exchange, is a security of The Nasdaq National Market ("NASDAQ NMS") or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the Market Price for any NYSE Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which Johnson & Johnson Stock is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Market Price for any NYSE Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for Johnson & Johnson Stock obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation Agent. The term "NASDAQ NMS" shall include any successor to such system and the term "OTC Bulletin Board Service" shall include any successor service thereto.

NYSE Trading Day:..............  A day on which trading is generally conducted in the over-the-counter market for equity securities in the United States and on the New York Stock Exchange, as determined by the Calculation Agent, and on which a Market Disruption Event (as defined below) has not occurred.

Calculation Agent:.............  Morgan Stanley & Co.  Incorporated ("MS &
                                 Co.")

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Ratio or determining the Market Price or whether a Market Disruption Event has occurred. See "Adjustment to the Exchange Ratio" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Company is not affiliated with Johnson &
                                 Johnson and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Johnson & Johnson, corporate events of Johnson & Johnson, including those described below in "Adjustments to the Exchange Ratio," are beyond the Company's ability to control and are difficult to predict.

                                 Johnson & Johnson is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. Johnson & Johnson will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 There can be no assurance as to how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. The market value for the Notes will be affected by a number of factors independent of the creditworthiness of the Company and the value of Johnson & Johnson Stock, including, but not limited to, the volatility of Johnson & Johnson Stock, the dividend rate on Johnson
                                 & Johnson Stock, market interest and yield rates and the time remaining to the first Exchange Date, any Call Date or the maturity of the Notes. In addition, the value of Johnson & Johnson Stock depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The market value of the Notes is expected to depend primarily on the extent of the appreciation, if any, of the Market Price of Johnson & Johnson Stock above the Initial Market Price. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the accreted principal amount thereof, if, at such time, the Market Price of Johnson & Johnson Stock is below, equal to or not sufficiently above the Initial Market Price. The historical Market Prices of Johnson & Johnson Stock should not be taken as an indication of Johnson & Johnson Stock's future performance during the term of any Note.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Exchange Ratio that may influence the determination of Parity or of the amount of stock or cash receivable upon exercise of the Exchange Right or the Company Exchange Right. See "Adjustments to the Exchange Ratio" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

Adjustments to the Exchange
  Ratio:                         The Exchange Ratio will be adjusted as
                                 follows:

                                 1. If Johnson & Johnson Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Exchange Ratio will be adjusted to equal the product of the prior Exchange Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Johnson & Johnson Stock.

                                 2. If Johnson & Johnson Stock is subject to a stock dividend (issuance of additional shares of Johnson & Johnson Stock) that is given ratably to all holders of shares of Johnson & Johnson Stock, then once the dividend has become effective and Johnson & Johnson Stock is trading ex-dividend, the Exchange Ratio will be adjusted so that the new Exchange Ratio shall equal the prior Exchange Ratio plus the product of (i) the number of shares issued with respect to one share of Johnson & Johnson Stock and (ii) the prior Exchange Ratio.

                                 3.   There will be no adjustments to the
                                 Exchange Ratio to reflect cash dividends or other distributions paid with respect to Johnson & Johnson Stock other than distributions described in paragraph 6 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Johnson & Johnson Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Johnson & Johnson Stock by an amount equal to at least 10% of the Market Price of Johnson & Johnson Stock on the NYSE Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Johnson & Johnson Stock, the Exchange Ratio with respect to Johnson & Johnson Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Ratio will equal the product of (i) the then current Exchange Ratio and (ii) a fraction, the numerator of which is the Market Price on the NYSE Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the NYSE Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Johnson & Johnson Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Johnson & Johnson Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Johnson & Johnson Stock described in paragraph 6 below that also constitutes an Extraordinary Dividend shall only cause an adjustment to the Exchange Ratio pursuant to paragraph 6.

                                 4. If Johnson & Johnson is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, the Notes will continue to be exchangeable into Johnson & Johnson Stock so long as a Market Price for Johnson & Johnson Stock is available. If a Market Price is no longer available for Johnson & Johnson Stock for whatever reason, including the liquidation of Johnson & Johnson or the subjection of Johnson & Johnson to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of Johnson & Johnson Stock will equal zero for so long as no Market Price is available.

                                 5.   If there occurs any reclassification or
                                 change of Johnson & Johnson Stock, or if Johnson & Johnson has been subject to a merger, combination or consolidation and is not the surviving entity, or if there occurs a sale or conveyance to another corporation of the property and assets of Johnson & Johnson as an entirety or substantially as an entirety, in each case as a result of which the holders of Johnson & Johnson Stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Johnson & Johnson Stock, then the holders of the Notes then outstanding will be entitled thereafter to exchange such Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, merger, combination, consolidation, sale or conveyance had such holders exchanged such Notes for Johnson & Johnson Stock immediately prior to any such corporate event. At such time, no adjustment will be made to the Exchange Ratio of Johnson & Johnson Stock.

                                 6.   If Johnson & Johnson issues to all of
                                 its shareholders equity securities of an issuer other than Johnson & Johnson (other than in a transaction described in paragraph 5 above), then the holders of the Notes then outstanding will be entitled to receive such new equity securities upon exchange of such Notes. The Exchange Ratio for such new equity securities will equal the product of the Exchange Ratio in effect for Johnson & Johnson Stock at the time of the issuance of such new equity securities times the number of shares of the new equity securities issued with respect to one share of Johnson & Johnson Stock.

                                 No adjustments to the Exchange Ratio will be required unless such adjustment would require a change of at least 0.1% in the Exchange Ratio then in effect. The Exchange Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Exchange Ratio will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the Johnson & Johnson Stock.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the
                                 Exchange Ratio and of any related
                                 determinations and calculations with
                                 respect to any distributions of stock,
                                 other securities or other property or
                                 assets (including cash) in connection with any corporate event described in paragraph 5 or 6 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Ratio upon written request by any holder of the Notes.

Market Disruption Event:.......  "Market Disruption Event" means, with respect to Johnson & Johnson Stock:

                                  (i) a suspension, absence or material
                                 limitation of trading of Johnson & Johnson
                                 Stock on the primary market for Johnson &
                                 Johnson Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Johnson & Johnson Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                  (ii) a determination by the Calculation
                                 Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in an options contract on Johnson & Johnson Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Johnson & Johnson Stock and (5) an
                                 "absence of trading" on the primary
                                 securities market on which options
                                 contracts related to Johnson & Johnson
                                 Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Johnson & Johnson Stock;
Public Information:............  Johnson & Johnson Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission is available at the offices of the Commission specified under "Available Information" in the accompanying Prospectus. In addition, information regarding Johnson & Johnson may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO
                                 THE NOTES OFFERED HEREBY AND DOES NOT
                                 RELATE TO JOHNSON & JOHNSON STOCK OR OTHER
                                 SECURITIES OF JOHNSON & JOHNSON.  ALL
                                 DISCLOSURES CONTAINED IN THIS PRICING
                                 SUPPLEMENT REGARDING JOHNSON & JOHNSON ARE
                                 DERIVED FROM THE PUBLICLY AVAILABLE
                                 DOCUMENTS DESCRIBED IN THE PRECEDING
                                 PARAGRAPH.  NEITHER THE COMPANY NOR THE
                                 AGENT HAS PARTICIPATED IN THE PREPARATION
                                 OF SUCH DOCUMENTS OR MADE ANY DUE
                                 DILIGENCE INQUIRY WITH RESPECT TO JOHNSON
                                 & JOHNSON.  NEITHER THE COMPANY NOR THE
                                 AGENT MAKES ANY REPRESENTATION THAT SUCH
                                 PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER
                                 PUBLICLY AVAILABLE INFORMATION REGARDING
                                 JOHNSON & JOHNSON ARE ACCURATE OR
                                 COMPLETE.  FURTHERMORE, THERE CAN BE NO
                                 ASSURANCE THAT ALL EVENTS OCCURRING PRIOR
                                 TO THE DATE HEREOF (INCLUDING EVENTS THAT
                                 WOULD AFFECT THE ACCURACY OR COMPLETENESS
                                 OF THE PUBLICLY AVAILABLE DOCUMENTS
                                 DESCRIBED IN THE PRECEDING PARAGRAPH)
                                 THAT WOULD AFFECT THE TRADING PRICE OF
                                 JOHNSON & JOHNSON STOCK (AND THEREFORE THE
                                 INITIAL MARKET PRICE AND THE EXCHANGE
                                 RATIO)  HAVE BEEN PUBLICLY DISCLOSED.
                                 SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS
                                 OR THE DISCLOSURE OF OR FAILURE TO
                                 DISCLOSE MATERIAL FUTURE EVENTS CONCERNING
                                 JOHNSON & JOHNSON COULD AFFECT THE VALUE
                                 RECEIVED ON ANY EXCHANGE DATE OR CALL DATE
                                 WITH RESPECT TO THE NOTES AND THEREFORE
                                 THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF JOHNSON & JOHNSON STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with Johnson & Johnson including extending loans to, or making equity investments in, Johnson & Johnson or providing advisory services to Johnson & Johnson, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Johnson & Johnson and, in addition, one or more affiliates of the Company may publish research reports with respect to Johnson & Johnson. The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to Johnson & Johnson. Any prospective purchaser of a Note should undertake an independent investigation of Johnson & Johnson as in its judgment is appropriate to make an informed decision with respect to an investment in Johnson & Johnson Stock.

Historical Information.........  The following table sets forth the high and low Market Price during 1993, 1994, 1995 and during 1996 through March 7, 1996. The Market Price on March 7, 1996 was $98. The Market Prices listed below have been derived from publicly disseminated information that the Company believes to be accurate. Neither the Company nor the Agent makes any representation as to the accuracy of such information. The historical prices of Johnson & Johnson Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Johnson & Johnson Stock will increase sufficiently to cause the beneficial owners of the Notes to receive an amount in excess of the principal amount on any Exchange Date or Call Date.

                                                       Dividends per
                                                      ---------------
    Johnson & Johnson           High        Low            Share
--------------------------    --------    --------    ---------------

(CUSIP # 478160104)
1993:
First Quarter.............     49 1/2      39 1/4           .23
Second Quarter............     45 3/4      38 1/2           .26
Third Quarter.............     41          35 5/8           .26
Fourth Quarter............     45 3/8      38 5/8           .26
1994:
First Quarter.............     45 1/2      37 1/8           .26
Second Quarter............     44 1/2      36 3/4           .29
Third Quarter.............     51 3/4      42 3/8           .29
Fourth Quarter............     55 3/4      50 1/8           .29
1995:
First Quarter.............     62 3/8      53 3/4           .29
Second Quarter............     71 1/8      59               .33
Third Quarter.............     74 5/8      64 7/8           .33
Fourth Quarter............     91 1/2      73 1/2           .33
1996:
Through March 7,
 1996.....................     99 1/8      83 3/4           .33



Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

                                 On the date of this Pricing Supplement, the Company, through its subsidiaries and others, hedged its anticipated exposure in connection with the Notes by taking positions in Johnson & Johnson Stock. Such hedging was carried out in a manner designed to minimize any impact on the price of Johnson & Johnson Stock. Purchase activity could potentially have increased the price of Johnson & Johnson Stock, and therefore effectively have increased the level to which Johnson & Johnson Stock must rise before a holder of a Note will receive more than the accreted principal amount on any Exchange Date or Call Date. Although the Company has no reason to believe that its hedging activity had a material impact on the price of Johnson & Johnson Stock, there can be no assurance that the Company did not affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling Johnson & Johnson Stock, options contracts on Johnson & Johnson Stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging.

Supplemental Information
  Concerning Plan of
  Distribution.................  Each Agent has represented and agreed that
                                 (i) it has not offered or sold and, prior to the expiry of the period of six months from the Settlement Date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemption) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

                                 The Notes may be offered to investors outside the United States and the United Kingdom.
                                 The Agent has further agreed that any offers and sales made outside the United States and the United Kingdom will be made in compliance with any selling restrictions applicable in the jurisdictions where such offers and sales are made.

United States Federal Taxation:  United States Holders of the Notes.  The
                                 following discussion is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal Taxation" section in the accompanying Prospectus Supplement. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below. In addition, this discussion addresses only initial holders purchasing at the issue price of the Notes and that do not hold the Notes as part of a hedging transaction or "straddle."

                                 The Notes will be treated as debt for United
                                 States federal income tax purposes. Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

                                 Under general United States federal income tax principles, upon retirement of a Note (including retirement pursuant to the exercise of the Exchange Right or the Company Exchange Right), a United States Holder will recognize gain or loss equal to the difference between the amount realized on the retirement (which, if the Company delivers Johnson & Johnson Stock, will be the fair market value of such stock at the time of the retirement, plus any cash received in lieu of fractional shares) and such Holder's tax basis in the Note. A United States Holder receiving Johnson & Johnson Stock will have a basis in the Johnson & Johnson Stock equal to its fair market value at the time of the retirement and a holding period in such stock beginning the day after the date of the retirement. Any loss recognized on any retirement will be treated as capital loss. It is unclear, however, under existing law whether gain recognized on any retirement will be treated as ordinary or capital in character. Subject to further guidance from the Internal Revenue Service, the Company intends to treat such gain as interest income and to report such amounts accordingly. Prospective investors should consult with their tax advisors regarding the character of gain recognized upon retirement.

                                 United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4 may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder would be required to account for the Note in the manner prescribed in withdrawn Treasury regulation
                                 Section  1.1275-4.  The Internal Revenue
                                 Service, however, would not be required to accept such method as correct.

                                 Any gain or loss recognized on the sale or other taxable disposition of a Note other than upon retirement will be treated as capital in character.

                                 There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

                                 Foreign Holders of the Notes.  As used
                                 herein, the term "Foreign Holder" means a person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

                                 A Foreign Holder will generally not be
                                 subject to United States federal income
                                 taxes, including withholding taxes, on
                                 payments of principal, premium, if any, or interest on a Note, or any gain arising from the sale or disposition of a Note provided that (i) any such income is not effectively connected with the conduct of a trade or business within the United States, (ii) such Foreign Holder is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company, (iii) the Foreign Holder (if an individual) is not present in the United States 183 days or more during the taxable year of the disposition and (iv) the required certification of the non-United States status of the beneficial owner is provided.

                                 The 31% "backup" withholding and information reporting requirements will generally not apply to payments by the Company or its agents of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity, if the required certification of the holder's non-United States status is provided.

                                 Foreign Holders of Notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Foreign Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service (the "Service").

                                 A Note held by an individual who at the time of his death is not a citizen or domiciliary of the United States will not be subject to United States federal estate tax as a result of such individual's death; provided that (i) interest paid to such individual on such Note would not be effectively connected with the conduct by such individual of a trade or business within the United States and (ii) such individual is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company.

                                 There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

                                 See also "United States Federal Taxation" in the accompanying Prospectus Supplement for additional discussion of the federal income tax consequences of ownership and disposition of the Notes. For information regarding the federal income tax consequences of ownership and disposition of the Johnson & Johnson Stock, please refer to the publicly available documents described in the first paragraph under the heading "Johnson & Johnson Stock; Public Information."


                                                                       ANNEX A


                          OFFICIAL NOTICE OF EXCHANGE

                                            Dated:[On or after March 14, 1997]


Morgan Stanley Group Inc.
1585 Broadway
New York, New York 10036

Morgan Stanley & Co. Incorporated, as
  Calculation Agent
1585 Broadway
New York, New York 10036
Fax No.: (212) 761-0028
(Attn:  Richard P. Sandulli)

Dear Sirs:

         The undersigned holder of the Medium Term Notes, Series C, Senior Fixed Rate Notes due March 29, 2002, (Exchangeable for Shares of Common Stock of Johnson & Johnson) of Morgan Stanley Group Inc. (the "Notes") hereby irrevocably elects to exercise with respect to the principal amount of the Notes indicated below, as of the date hereof (or, if this letter is received after 11:00 a.m. on any NYSE Trading Day, as of the next NYSE Trading Day, provided that such day is prior to the earliest of (i) March 29, 2002, (ii) the Call Date and (iii) in the event of a call for cash, the Company Notice
Date), the Exchange Right as described in Pricing Supplement No. 57 dated March 7, 1996 (the "Pricing Supplement") to the Prospectus Supplement dated March 29, 1995 and the Prospectus dated March 29, 1995 related to Registration Statement No. 33-57833. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon the Company will deliver, at its sole option, shares of the Common Stock of Johnson & Johnson or cash 3 Business Days after the Exchange Date in accordance with the terms of the Notes, as described in the Pricing Supplement.


                                              Very truly yours,


                                               -----------------------------
                                                [Name of Holder]


                                              By:
                                                 ---------------------------
                                                 [Title]


                                                 ---------------------------
                                                 [Fax No.]

                                              $
                                                 ---------------------------
                                                 Principal Amount of Notes
                                                   surrendered for exchange



Receipt of the above Official
Notice of Exchange is hereby acknowledged

MORGAN STANLEY GROUP INC., as Issuer

MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent


By MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent


By:
   ---------------------------
    Title:


Date and time of acknowledgement
                                 --------------